Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	09:53 17-Jan-06

RNS Number:0246X
Wolseley PLC
17 January 2006

Wolseley plc confirms that on 16 January 2006 Mr A Barden, Chief Executive of Wolseley UK Limited, exercised the under-noted 27,000 share options under the terms of the Wolseley 1989 Executive Share Option Scheme and sold a total of 15,575 shares at 1293p per share.

Director/PDMR	No. of options	Exercise price	Total no.	Date of
Name	exercised	per share	of shares	acquisition
		(in pence)	aquired

Mr A Barden	6,000	381.00p	11,425	16.01.2006
	8,000	397.00p
	13,000	349.75p

As a result of the above transactions, Mr Barden now holds 17,080 ordinary shares of 25p in the Company.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END